CUSIP No. 81727U105	SCHEDULE 13G	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Senseonics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

81727U105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105	SCHEDULE 13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Roche Finance Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER	28,345,275
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER	0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER	28,345,275
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,345,275
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 81727U105	SCHEDULE 13G	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Roche Holding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER	28,345,275
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER	0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER	28,345,275
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,345,275
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 81727U105	SCHEDULE 13G	Page 4 of 7

Preliminary Statement

This Schedule 13G is filed by Roche Finance Ltd and Roche Holding Ltd (collectively, the “Filers”) and amends, supplements and replaces in its entirety the Schedule 13D filed on June 9, 2017, as amended from time to time (the “Schedule 13D”), relating to shares of Common Stock of Senseonics Holdings, Inc. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the Filers relating to the Common Stock of the Issuer, due to the Filers acquiring more than 20% of the Common Stock. The Filers have determined that they no longer hold more than 20% of the Common Stock, and the Filers have determined that they do not hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filers accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1(a).	Name of Issuer:

Senseonics Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20451 Seneca Meadows Parkway, Germantown, Maryland 20876-7005

Item 2.

(a) Name of Person Filing: Roche Finance Ltd and Roche Holding Ltd

(b) Address or principal business office or, if none, residence:

Roche Finance Ltd: Grenzacherstrasse 122, 4070 Basel, Switzerland.

Roche Holding Ltd: Grenzacherstrasse 122, 4070 Basel, Switzerland.

(c) Citizenship:

Roche Finance Ltd: Switzerland

Roche Holding Ltd: Switzerland

(d) Title of Class of Securities: Common Stock, $0.001 par value.

(e) CUSIP No.: 81727U105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 81727U105	SCHEDULE 13G	Page 5 of 7

Item 4.	Ownership:

(a)	Each of the Reporting Persons may be deemed to beneficially own 28,345,275 shares of Common Stock.*

(b)	Percent of Class: Each Reporting Person may be deemed to beneficially own 11.5%, based on 245,666,611 shares of Common Stock outstanding as of November 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020.*

(c)	Number of shares as to which each Reporting Person has:

(i)       Sole power to vote or to direct the vote: 0.

(ii)      Shared power to vote or to direct the vote: 28,345,275

(iii)     Sole power to dispose or to direct the disposition of: 0.

(iv)     Shared power to dispose or to direct the disposition of: 28,345,275

*Roche Holding Ltd may be deemed to have beneficial ownership of the 28,345,275 shares directly beneficially owned by Roche Finance Ltd, its wholly-owned subsidiary.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Roche Finance Ltd is a wholly-owned subsidiary of Roche Holding Ltd.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 81727U105	SCHEDULE 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of February, 2021

ROCHE FINANCE LTD

By:	/s/ Carole Nuechterlein
Carole Nuechterlein, Authorized Signatory

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

By:	/s/ Claudia Boeckstiegel
Claudia Boeckstiegel, Authorized Signatory

CUSIP No. 81727U105	SCHEDULE 13G	Page 7 of 7

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Exchange Act, nor is a joint venture for purposes of the Investment Company Act of 1940.

Dated this 16th day of February, 2021

ROCHE FINANCE LTD

By:	/s/ Carole Nuechterlein
Carole Nuechterlein, Authorized Signatory

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

By:	/s/ Claudia Boeckstiegel
Claudia Boeckstiegel, Authorized Signatory